Exhibit 99.1

Voting Results of 2019 Annual General Meeting

At Alibaba Group Holding Limited’s (the “Company”) annual general meeting of shareholders held on July 15, 2019 (the “AGM”), the Company’s shareholders:

•                  approved to effect an increase in the number of authorized ordinary shares and a one-to-eight share subdivision of the Company’s ordinary shares, including all outstanding options, RSUs and share awards (the “Share Subdivision”);

•                  elected each of Daniel Yong Zhang, Chee Hwa Tung, Jerry Yang and Wan Ling Martello to serve as Group II director until the Company’s 2022 annual general meeting, or until their successors are duly elected or appointed; and

•                  ratified the appointment of PricewaterhouseCoopers as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2020.

As stated in the proxy statement, the Share Subdivision will take effect on a date to be determined at the discretion of the Company’s board of directors, which shall be no later than July 15, 2020, at which time the shareholder approval will lapse and be of no effect.  Simultaneous with the Share Subdivision, the Company will change its ratio of ordinary shares to American depositary shares (“ADSs”) from the current one ADS representing one ordinary share to one ADS representing eight ordinary shares.

A total of 2,544,395,090 ordinary shares, including those underlying ADSs, representing 97.7% of the ordinary shares issued and outstanding as of June 7, 2019, the record date, were present in person or by proxy at the AGM.  The results of the votes are as follows:

	For		Against		Abstain
Resolutions	Votes	%	Votes	%	Votes	%
Approval of the Share Subdivision	2,541,308,657	99.9%	1,653,288	0.1%	1,433,145	0.1%
Election of Directors
Daniel Yong Zhang (Group II)	2,280,028,456	89.6%	262,899,826	10.3%	1,466,808	0.1%
Chee Hwa Tung (Group II)	2,522,448,689	99.1%	20,463,717	0.8%	1,482,684	0.1%
Jerry Yang (Group II)	2,518,761,460	99.0%	24,242,243	1.0%	1,391,387	0.1%
Wan Ling Martello (Group II)	2,535,938,278	99.7%	7,054,431	0.3%	1,402,381	0.1%
Ratification of appointment of Pricewaterhouse Coopers as Independent Registered Public Accounting Firm for Fiscal Year 2020	2,531,754,814	99.5%	11,537,002	0.5%	1,103,274	0.0%

Timothy A. Steinert, as the person designated by the Company, was granted a discretionary proxy by Citibank, N.A., the depositary of the ADSs, pursuant to the Deposit Agreement governing the ADSs, to vote the ordinary shares underlying approximately 555.1 million ADSs for which no voting instructions were given by the holders, and he exercised the discretionary proxy to vote in favor of each of the proposals submitted for shareholder approval at the AGM.